A2Z Smart Technologies Corp.

1600-609
Vancouver, British Columbia V7Y 1C3
Canada

April 17, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	A2Z Smart Technologies Corp. – Request for Withdrawal of Registration Statement on Form F-10 (Registration No. 333-264506)

Ladies and Gentleman:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), A2Z Smart Technologies Corp. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or as soon as practicable hereafter, of its Registration Statement on Form F-10 (Registration No. 333-264506), as originally filed with the Commission on April 27, 2022 (the “Registration Statement”), and which was last amended on July 27, 2022.

The Company has determined not to proceed at this time with the registration of the securities proposed to be covered by the Registration Statement because the Company has determined it does not qualify to register securities under Form F-10. The Registration Statement has not been declared effective and no Company securities have been issued, offered or sold pursuant to the Registration Statement. Additionally, the Company is withdrawing the Registration Statement on grounds that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

Sincerely,

A2Z SMART TECHNOLOGIES CORP.

/s/ Gadi Levin
By: Gadi Levin
Title: Chief Financial Officer